Social Life Network, Inc.

3465 Gaylord Court, Suite A509

Englewood, Colorado 80113

Telephone (855) 933-3277

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Matthew Crispino and Kathleen Krebs

April 3, 2020

Re:	Social Life Network, Inc.
File No. 000-55961
Definitive Information Statement filed on April 3, 2020

Dear Messrs. Crispino and Krebs:

Please find below our responses to the Commission’s March 27, 2020 Comment Letter regarding the above-referenced Information Statement on Schedule 14C. Social Life Network, Inc. is referred to herein as the “Company”, “we”, or “our”. As indicated below in our responses to each comment, our responses are made pursuant to the appropriate changes and our conversations with Division of Corporation Finance Staff (the “Staff”).

Revised Preliminary Information Statement Filed March 24, 2020

General

Response to Comment 1

We have made the appropriate changes in response to Comment 1 and pursuant to our conversations with the Staff.

Response to Comment 2

We have made the appropriate changes in response to Comment 2 and pursuant to our conversations with the Staff.

Response to Comment 3

We have made the appropriate changes in response to Comment 3 and pursuant to our conversations with the Staff.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective or otherwise not issue any further comments, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective or otherwise not issuing any further comments, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and/or the declaration of effectiveness and/or the Staff not issuing any further comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions.

Sincerely yours,

By:	/s/ Ken Tapp
Ken Tapp, Chief Executive Officer